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
                                                         Page 1 of 19 pages

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934

                                  (Amendment No. 9)

                             ALLEGHENY LUDLUM CORPORATION
          -----------------------------------------------------------------
                                   (Name of Issuer)

                       Common Stock, par value $0.10 per share
          -----------------------------------------------------------------
                            (Title of Class of Securities)

                                     016900 10 2
                         -----------------------------------
                                    (CUSIP Number)

                Jon D. Walton, Esq. Vice President-General Counsel and
                       Secretary, Allegheny Ludlum Corporation
            1000 Six PPG Place, Pittsburgh, PA 15222-5479   (412) 394-2836
          -----------------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    April 1, 1996
               -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with this statement [ ].

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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
                                     Schedule 13D
                                  (Amendment No. 9)
          CUSIP No. 016900 10 2                        Page 2 of 19 pages
          ----------------------------------------------------------------

          1.  NAME OF REPORTING PERSON     Richard P. Simmons
                                      ------------------------------------
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                    (b) [X]

          3.  SEC USE ONLY




          4.  SOURCE OF FUNDS     N/A
                                  ---

          5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

          6.  CITIZENSHIP OR PLACE OF ORGANIZATION     U.S.A.
                                                       ------

                NUMBER OF     7.  SOLE VOTING POWER                 29,112
                 SHARES
               BENEFICIALLY   8.  SHARED VOTING POWER           16,262,785
                 OWNED BY
                   EACH       9.  SOLE DISPOSITIVE POWER            29,112
                REPORTING
               PERSON WITH   10.  SHARED DISPOSITIVE POWER      16,262,785


          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                16,291,897
                                                                ----------

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                           [X]

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     24.7
                                                                      ----


          14.  TYPE OF REPORTING PERSON     IN
                                            --

                                     Schedule 13D
                                  (Amendment No. 9)
          CUSIP No. 016900 10 2                        Page 3 of 19 pages
          ----------------------------------------------------------------

          1.  NAME OF REPORTING PERSON     Dorothy P. Simmons
                                           ------------------
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                   (b) [X]

          3.  SEC USE ONLY




          4.  SOURCE OF FUNDS    N/A
                                 ---


          5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

          6.  CITIZENSHIP OR PLACE OF ORGANIZATION     U.S.A.
                                                       ------


                NUMBER OF     7.  SOLE VOTING POWER                 15,000
                 SHARES
               BENEFICIALLY   8.  SHARED VOTING POWER                    0
                 OWNED BY
                   EACH       9.  SOLE DISPOSITIVE POWER            15,000
               REPORTING
               PERSON WITH   10.  SHARED DISPOSITIVE POWER      16,248,785

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                16,263,785
                                                                ----------


          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                           [ ]

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     24.6
                                                                      ----


          14.  TYPE OF REPORTING PERSON     IN
                                            --


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
                                     Schedule 13D
                                  (Amendment No. 9)
          CUSIP No. 016900 10 2                        Page 4 of 19 pages
          ----------------------------------------------------------------

          Items 4, 5, 6 and 7 of Schedule 13D of the undersigned (the "Reporting Persons"), dated July 14, 1988, as amended, are amended to read in their entirety as follows. (Except as otherwise indicated, share information herein reflects the 3-for-2 stock split effected July 2, 1990 and the 2-for-1 stock split effected July 1, 1993.)

          Item 4.   PURPOSE OF TRANSACTION

                    (a) The Reporting Persons acquired joint ownership of the securities reported in Item 5(a) for personal estate planning
          purposes.   Richard P. Simmons acquired the securities reported
          in Item 5(b) for personal investment purposes in accordance with the provisions of the Allegheny Ludlum Retirement Savings Plan.

                    (b) On July 8, 1988 (i) Richard P. Simmons transferred by gift 6,113,750 shares of Company Common Stock to the Reporting Persons as tenants by the entireties, (ii) Dorothy P. Simmons transferred by gift 500,000 shares of Company Common Stock to the Reporting Persons as tenants by the entireties, and (iii) the Reporting Persons entered into an Irrevocable Proxy and Voting Agreement of Joint Holders (the "Voting Agreement") whereby Richard P. Simmons acquired the sole power to vote all of said shares. A copy of the Voting Agreement has been filed as Exhibit A hereto. Certain of said shares have subsequently been disposed of by the Reporting Persons by gift from time to time, including but not limited to the transfer of certain shares into their separate individual names. (The share information in this paragraph does not reflect the 1990 and 1993 stock splits.)

                    (c) This Amendment to Schedule 13D is being filed in connection with the Agreement and Plan of Merger and Combination dated as of April 1, 1996 (the "Combination Agreement"), among XYZ/Power, Inc., a Delaware corporation subsequently renamed Allegheny Teledyne Incorporated ("ATI"), the Company, and Teledyne, Inc., a Delaware corporation ("Teledyne"), which provides, among other things, that upon the terms and subject to the conditions thereof, at the "Effective Time" (as defined in the Combination Agreement) the Company and Teledyne will each become a wholly-owned subsidiary of ATI (the "Combination").

                    A COPY OF THE COMBINATION AGREEMENT, FILED AS EXHIBIT
          2.1 TO THE CURRENT REPORT ON FORM 8-K DATED APRIL 2, 1996 OF ALLEGHENY LUDLUM CORPORATION, IS INCORPORATED HEREIN BY REFERENCE. THE DESCRIPTION OF SUCH AGREEMENT IN THIS AMENDMENT TO SCHEDULE 13D IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE COMPLETE TEXT OF SUCH EXHIBIT.


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
                                     Schedule 13D
                                  (Amendment No. 9)
          CUSIP No. 016900 10 2                        Page 5 of 19 pages
          ----------------------------------------------------------------

                    At the Effective Time, the Certificate of Incorporation and Bylaws of ATI will be amended and restated in their entirety to read as set forth in Annexes A and B, respectively, to the Combination Agreement. Reference is hereby made to the complete text of the provisions of such proposed Certificate of Incorporation and Bylaws set forth in Annexes A and B.

                    By virtue of the Combination, (i) each issued and outstanding share of Company Common Stock (other than shares issued and held in the treasury of the Company or owned of record by Teledyne, the merger subsidiary of Teledyne or any direct or indirect subsidiary thereof) will be converted into and will become one share of ATI Common Stock, par value $.10 per share ("ATI Common Stock"), and (ii) each issued and outstanding share of Teledyne Common Stock (other than shares issued and held in the treasury of Teledyne or owned of record by the Company, the merger subsidiary of the Company or any direct or indirect subsidiary thereof) will be converted into and will become 1.925 shares of ATI Common Stock (although cash will be paid in lieu of the issuance of fractional shares). Upon consummation of the Combination, the Company Common Stock will be delisted from the New York Stock Exchange and withdrawn from registration under the Securities Exchange Act of 1934. Among the conditions to the obligation of each party to the Combination Agreement to effect the Combination is the approval of the shares of ATI Common Stock to be issued in the Combination for listing on the New York Stock Exchange upon official notice of issuance. Consummation of the Combination is conditioned upon approval by the shareholders of the Company, as well as other conditions set forth in the Combination Agreement.

                    It is anticipated that, following the consummation of the Combination, dividends on the ATI Common Stock will initially be paid at the annual rate of $.64 per share.

                    Upon consummation of the Combination, it is expected that the Board of Directors of ATI will consist of Richard P. Simmons as Chairman of the Board and Chairman of the Executive Committee, Arthur H. Aronson, Robert P. Bozzone, Paul S. Brentlinger, Charles J. Queenan, Jr., Donald B. Rice, George A. Roberts, William P. Rutledge, Henry E. Singleton, and six additional directors, half of whom will be named by the Company and half by Teledyne. Messrs. Simmons, Aronson, Bozzone, Brentlinger and Queenan are currently members of the Board of Directors of the Company and, if any of them is unable or unwilling to serve, the Company will have the right to name a substitute. Drs. Rice, Roberts and Singleton, and Mr. Rutledge, are currently members of the Board of Directors of Teledyne and,


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
                                     Schedule 13D
                                  (Amendment No. 9)
          CUSIP No. 016900 10 2                        Page 6 of 19 pages
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          if any of them is unable or unwilling to serve, Teledyne will have the right to name a substitute.

                    Upon consummation of the Combination, William P. Rutledge, who is currently Chairman of the Board and Chief Executive Officer of Teledyne, will be President and Chief Executive Officer of ATI. Arthur H. Aronson, the Company's President and Chief Executive Officer, and Donald B. Rice, Teledyne's President and Chief Operating Officer, will become Executive Vice Presidents of ATI. In addition, Mr. Aronson will remain President and Chief Executive Officer of ATI's Allegheny Ludlum subsidiary, and Dr. Rice will remain President and will become Chief Executive Officer of ATI's Teledyne subsidiary. James L. Murdy, currently Senior Vice President-Finance and Chief Financial Officer of ALC, and Jon D. Walton, currently Vice President-General Counsel and Secretary of ALC, will hold the same positions, respectively, with ATI.

                    In connection with the Combination Agreement, Richard
          P. Simmons has entered into a Shareholder Agreement with Teledyne pursuant to which he has agreed that, until the earlier of the Effective Time or the date on which the Combination Agreement is terminated (the earlier such date, the "Expiration Date"), he will vote, or take action by written consent with respect to, 16,262,785 shares of Company Common Stock owned by Richard P. Simmons or held jointly by the Reporting Persons in favor of the adoption and approval of the Combination Agreement and the approval of the Combination and any other transaction contemplated by the Combination Agreement as the Combination Agreement may be modified or amended from time to time and against any action, omission or agreement which would or could impede or interfere with, or have the effect of discouraging, the Combination, including, without limitation, any Acquisition Proposal (as defined in the Combination Agreement) other than the Combination. At the request of Teledyne, Richard P. Simmons will promptly execute, in accordance with the provisions of the Pennsylvania Business Corporation Law, and deliver to Teledyne an irrevocable proxy and irrevocably appoint Teledyne or its designees his attorney and proxy to vote or give consent with respect to such shares of Company Common Stock for the purposes set forth above. Any such proxy will terminate on the Expiration Date. Mr. Simmons has agreed, among other things, that he will not sell or otherwise dispose of any of such shares until the Expiration Date.

                    (d) At the date of this Amendment, except as set forth above or as provided in the Combination Agreement or the Shareholder Agreement mentioned above, the Reporting Persons have


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
                                     Schedule 13D
                                  (Amendment No. 9)
          CUSIP No. 016900 10 2                        Page 7 of 19 pages
          ----------------------------------------------------------------

          no plans or proposals which relate to or would result in any of the matters described in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. In the performance of his duties as Chairman of the Board of Directors of the Company and Chairman of the Executive Committee of the Board of Directors, Richard P. Simmons expects to have continually under consideration various plans or proposals which may relate to or might result in one or more of the matters described in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Any such plans or proposals would, however, be subject to consideration and approval by the Board of Directors of the Company and also subject to the provisions of the Combination Agreement and such Shareholder Agreement.

          Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

                    (a) At the date of this Amendment, the Reporting Persons are the joint owners of an aggregate of 16,248,785 shares of the Common Stock, representing approximately 24.6 percent of the total number of outstanding shares of the Common Stock as of March 6, 1996. Except as described in Items 4(c) and 6(b) of this Statement, Richard P. Simmons possesses the sole power to vote said shares, and the Reporting Persons share the power to dispose or direct the disposition of said shares.

                    (b) In addition to the shares described in the foregoing paragraph, a total of 29,112 whole shares of Company Common Stock (the "RSP Shares") have been credited to the account of Richard P. Simmons in the Allegheny Ludlum Retirement Savings Plan as of December 31, 1995, and additional shares have accrued to his account since that date. Richard P. Simmons has the sole voting power and sole investment power with respect to the RSP shares, subject to certain limitations on his investment power under the terms of the Plan.

                    (c) At the date of this Amendment, Richard P. Simmons is the sole beneficial owner of 14,000 shares of Company Common Stock, and Dorothy P. Simmons is the sole beneficial owner of 15,000 shares of Company Common Stock, in addition to the shares reported in Items 5(a) and (b).

                    (d) Not included in Items 5(a)-(c) are 140,500 shares of Company Common Stock owned by the R. P. Simmons Family Foundation (the "Foundation") as of March 6, 1996, representing approximately 0.2% of the outstanding shares of Company Common Stock as of that date. The Trust Agreement by which the Foundation was created is irrevocable, and provides in relevant part that the entire principal of and income from the assets of


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
                                     Schedule 13D
                                  (Amendment No. 9)
          CUSIP No. 016900 10 2                        Page 8 of 19 pages
          ----------------------------------------------------------------

          the Foundation may be expended only for the use of such charitable organizations as are described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the "Code"), and which are entitled to exemption from Federal income tax under
          Section 501(a) of the Code, and no part thereof may be paid to or inure to the benefit of Mr. Simmons, any member of his family or any other private shareholder or individual. Although Mr. Simmons, as trustee of the Foundation, has the sole power to vote and the sole power to direct the disposition of said shares, Mr. Simmons disclaims any beneficial ownership of said shares; and the filing of this Statement or of any amendment hereto shall not be construed as an admission that Mr. Simmons is the beneficial owner of any of said shares for the purposes of Section 13(d), 13(g) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose whatsoever. The Foundation may make sales of certain of the shares reported in this paragraph (e) from time to time to provide funds for the Foundation's charitable purposes and for the purpose of diversifying the Foundation's assets.

                    (e) The Reporting Persons have not effected any transactions in shares of Company Common Stock during the sixty days preceding the date of this Amendment, other than entering into the Shareholder Agreement described in Item 4(c) of this Amendment.

                    (f) Except as described in Item 4 or 6(b), no person other than the Reporting Persons has the right to receive or the power to direct the dividends from, or the proceeds from the sale of, the shares described in paragraphs (a), (b) and (c) of this
          Item 5.

          Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                    (a) Richard P. Simmons and Dorothy P. Simmons are husband and wife. The Voting Agreement, filed as Exhibit A to this Statement, confers upon Richard P. Simmons the sole power to vote the shares of Common Stock jointly owned by the Reporting Persons. The Voting Agreement provides that such voting power shall be irrevocable and shall terminate only upon the death of either of the Reporting Persons.

                    (b) On August 28, 1995, the Reporting Persons renewed a pledge of 3,000,000 shares of the Common Stock to The Northern Trust Company as collateral security for one or more loans that may be made to the Reporting Persons. The loan documents provide among other things that the loans outstanding at any one time

                                     Schedule 13D
                                  (Amendment No. 9)
          CUSIP No. 016900 10 2                        Page 9 of 19 pages
          ----------------------------------------------------------------

          thereunder will not exceed $25,000,000 in total principal amount, will have a scheduled maturity date of August 30, 1996, with right of prepayment, and that the minimum account/asset value shall be no less than two times the amount outstanding under the line. The loan documents also provide that upon the occurrence and during the continuance of an Event of Default thereunder, The Northern Trust Company shall have the right to exercise any rights and remedies of a secured party under the Uniform Commercial Code and shall have the right to sell the pledged shares at any public or private sale.

                    (c) Reference is made to Item 4(c) hereof for a description of the Shareholder Agreement dated as of April 1, 1996, by and between Teledyne, Inc. and Richard P. Simmons. Such description is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

          ITEM 7.   MATERIAL REQUIRED TO BE FILED AS EXHIBITS.

                    Exhibit A: Irrevocable Proxy and Voting Agreement of Joint Holders dated July 8, 1988, by and between Richard P. Simmons and Dorothy P. Simmons

                    Exhibit B: Shareholder Agreement dated as of April 1, 1996, by and between Teledyne, Inc. and Richard P. Simmons

                                     Schedule 13D
                                  (Amendment No. 9)
          CUSIP No. 016900 10 2                        Page 10 of 19 pages
          ----------------------------------------------------------------


                                      SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                             RICHARD P. SIMMONS
          Date:  April 10, 1996              -----------------------------
                                             Richard P. Simmons


                                             DOROTHY P. SIMMONS
          Date:  April 10, 1996              -----------------------------
                                             Dorothy P. Simmons

                                     Schedule 13D
                                  (Amendment No. 9)
          CUSIP No. 016900 10 2                        Page 11 of 19 pages
          ----------------------------------------------------------------


                                    EXHIBIT INDEX

          EXHIBIT   DESCRIPTION                        METHOD OF FILING

          A         Irrevocable Proxy and Voting Agreement of
                    Joint Holders dated July 8, 1988, by and between Richard P. Simmons and Dorothy P.
                    Simmons
                                                            Previously
                                                            Filed

          B         Shareholder Agreement dated as of April 1,
                    1996, by and between Teledyne, Inc. and
                    Richard P. Simmons
                                                            Page 12


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
                                     Schedule 13D
                                  (Amendment No. 9)
          CUSIP No. 016900 10 2                        Page 12 of 19 pages
          ----------------------------------------------------------------

                                SHAREHOLDER AGREEMENT

                    THIS SHAREHOLDER AGREEMENT, dated as of April 1, 1996, by and between Teledyne, Inc., a Delaware corporation ("TI"), and the shareholder listed on the signature page hereof (such shareholder being referred to herein as the "Shareholder");


                                     WITNESSETH:

                    WHEREAS, the Shareholder, as of the date hereof, is the owner of or has the sole right to vote the number of shares of Common Stock, par value $0.10 per share (the "Common Stock"), of Allegheny Ludlum Corporation, a Pennsylvania corporation (the "Company"), set forth below the name of the Shareholder on the signature page hereof (the "Shares"); and


                    WHEREAS, in reliance upon the execution and delivery of this Agreement, TI will enter into an Agreement and Plan of Merger and Combination, dated as of the date hereof (the "Combination Agreement"), with XYZ/Power, Inc. and the Company which provides, among other things, that upon the terms and subject to the conditions thereof, the Company and TI will each become a wholly owned subsidiary of New Corporation (the "Combination"); and


                    WHEREAS, to induce TI to enter into the Combination Agreement and to incur the obligations set forth therein, the Shareholder is entering into this Agreement pursuant to which the Shareholder agrees to vote in favor of the Combination and certain other matters as set forth herein, and to make certain agreements with respect to the Shares upon the terms and conditions set forth herein;


                    NOW THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:


                    Section 1.  Voting of Shares; Proxy.  (a) The
          Shareholder agrees that until the earlier of (i) the Effective Time (as defined in the Combination Agreement) or (ii) the date on which the Combination Agreement is terminated (the earliest

                                     Schedule 13D
                                  (Amendment No. 9)
          CUSIP No. 016900 10 2                        Page 13 of 19 pages
          ----------------------------------------------------------------

          thereof being hereinafter referred to as the "Expiration Date"), the Shareholder shall vote all Shares owned by the Shareholder at any meeting of the Company's shareholders (whether annual or special and whether or not an adjourned meeting), or, if applicable, take action by written consent (i) for adoption and approval of the Combination Agreement and in favor of the ALC Merger (as defined in the Combination Agreement) and otherwise in favor of the Combination and any other transaction contemplated by the Combination Agreement as such Combination Agreement may be modified or amended from time to time and (ii) against any action, omission or agreement which would or could impede or interfere with, or have the effect of discouraging, the Combination, including, without limitation, any Acquisition Proposal (as defined in the Combination Agreement) other than the Combination. Any such vote shall be cast or consent shall be given in accordance with such procedures relating thereto as shall ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent.

                    (b) At the request of TI, the Shareholder, in furtherance of the transactions contemplated hereby and by the Combination Agreement, and in order to secure the performance by the Shareholder of his or her duties under this Agreement, shall promptly execute, in accordance with the provisions of Section 1759(d) of the Pennsylvania Business Corporation Law, and deliver to TI, an irrevocable proxy, substantially in the form of Annex A hereto, and irrevocably appoint TI or its designees, with full power of substitution, his or her attorney and proxy to vote, or, if applicable, to give consent with respect to, all of the Shares owned by the Shareholder in respect of any of the matters set forth in, and in accordance with the provisions of, clauses (i) and (ii) above of Section 1(a). The Shareholder acknowledges that the proxy executed and delivered by him or her shall be coupled with an interest, shall constitute, among other things, an inducement for TI to enter into the Combination Agreement, shall be irrevocable and shall not be terminated by operation of law upon the occurrence of any event, including, without limitation, the death or incapacity of the Shareholder. Notwithstanding any provision contained in such proxy, such proxy shall terminate upon the Expiration Date.


                    Section 2. Covenants of the Shareholder. The Shareholder covenants and agrees for the benefit of TI that, until the Expiration Date, he will:

                                     Schedule 13D
                                  (Amendment No. 9)
          CUSIP No. 016900 10 2                        Page 14 of 19 pages
          ----------------------------------------------------------------

                    (a) not sell, transfer, pledge, hypothecate, encumber, assign, tender or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, hypothecation, encumbrance, assignment, tender or other disposition of, any of the Shares owned by him or her or any interest therein (provided, that the foregoing shall not prevent the Shareholder from transferring the Shares to an entity for estate planning purposes, provided that the Shareholder retains sole voting rights over the Shares or the estate planning entity executes a joinder agreeing to be bound by the terms of this Agreement);

                    (b) other than as expressly contemplated by this Agreement, not grant any powers of attorney or proxies or consents in respect of any of the Shares owned by him or her, deposit any of the Shares owned by him into a voting trust, enter into a voting agreement with respect to any of the Shares owned by him or her or otherwise restrict the ability of the holder of any of the Shares owned by him or her freely to exercise all voting rights with respect thereto;

                    (c) not, in his or her capacity as a shareholder of the Company (it being understood that nothing in this Shareholder Agreement shall restrict or affect Shareholder in any other capacity, including as a director or officer, as applicable, of the Company) and he or she shall direct and use his or her best efforts to cause his or her agents and representatives not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any Acquisition Proposal or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal. The Shareholder shall immediately cease and cause to be terminated any existing activities, including discussions or negotiations with any parties, conducted heretofore with respect to any of the foregoing and will take the necessary steps to inform his or her agents and representatives of the obligations undertaken in this Section 2(c). The Shareholder shall notify TI immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, him or her; and

                                     Schedule 13D
                                  (Amendment No. 9)
          CUSIP No. 016900 10 2                        Page 15 of 19 pages
          ----------------------------------------------------------------

                    (d) not take any action whatsoever that, based on advice from TI's or the Company's independent auditors would or could prevent the Combination from qualifying for "pooling of interests" accounting treatment.

                    Section 3. Covenants of TI. TI covenants and agrees for the benefit of the Shareholder that (a) immediately upon execution of this Agreement, TI shall enter into the Combination Agreement, and (b) until the Expiration Date, it shall use all reasonable efforts to take, or cause to be taken, all action, and do, or cause to be done, all things necessary or advisable in order to consummate and make effective the transactions contemplated by this Agreement and the Combination Agreement, consistent with the terms and conditions of each such agreement; provided, however, that nothing in this Section 3, Section 12 or any other provision of this Agreement is intended, nor shall it be construed, to limit or in any way restrict TI's right or ability to exercise any of its rights under the Combination Agreement.


                    Section 4. Representations and Warranties of the Shareholder. The Shareholder represents and warrants to TI that:
          (a) the execution, delivery and performance by the Shareholder of this Agreement will not conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any contract, commitment or other obligation (written or oral) to which the Shareholder is bound; (b) this Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms; (c) the Shareholder is the sole owner of or has the sole right to vote the Shares and the Shares represent all shares of Common Stock which the Shareholder is the sole owner of or has the sole right to vote at the date hereof, and the Shareholder does not have any right to acquire, nor is he the "beneficial owner" (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of, any other shares of any class of capital stock of the Company or any securities convertible into or exchangeable or exercisable for any shares of any class of capital stock of the Company (other than shares subject to options or other rights granted by the Company); (d) the Shareholder has full right, power and authority to execute and deliver this Agreement and to perform his or her obligations hereunder; and (e) the Shareholder owns the Shares free and clear of all liens, claims, pledges, charges, proxies, restrictions, encumbrances, proxies, voting trusts and voting agreements of any nature whatsoever other than as provided by

                                     Schedule 13D
                                  (Amendment No. 9)
          CUSIP No. 016900 10 2                        Page 16 of 19 pages
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          this Agreement and the Shareholder's Schedule 13D.  The
          representations and warranties contained herein shall be made as of the date hereof and as of each day from the date hereof through and including the Effective Time (as defined in the Combination Agreement).


                    Section 5. Adjustments; Additional Shares. In the event (a) of any stock dividend, stock split, merger (other than the Combination), recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company on, of or affecting the Shares or (b) that the Shareholder shall become the beneficial owner of any additional shares of Common Stock or other securities entitling the holder thereof to vote or give consent with respect to the matters set forth in Section 1, then the terms of this Agreement shall apply to the shares of capital stock or other instruments or documents held by the Shareholder immediately following the effectiveness of the events described in clause (a) or the Shareholder becoming the beneficial owner thereof as described in clause (b), as though, in either case, they were Shares hereunder.


                    Section 6. Specific Performance. The Shareholder acknowledges that the agreements contained in this Agreement are an integral part of the transactions contemplated by the Combination Agreement, and that, without these agreements, TI would not enter into the Combination Agreement, and acknowledges that damages would be an inadequate remedy for any breach by him or her of the provisions of this Agreement. Accordingly, the Shareholder and TI each agree that the obligations of the parties hereunder shall be specifically enforceable and neither party shall take any action to impede the other from seeking to enforce such right of specific performance.


                    Section 7. Notices. All notices, requests, claims, demands and other communications hereunder shall be effective upon receipt (or refusal of receipt), shall be in writing and shall be delivered in person, by telecopy or telefacsimile, by telegram, by next-day courier service, or by mail (registered or certified mail, postage prepaid, return receipt requested) to the Shareholder at the address listed on the signature page hereof, and to TI at 2049 Century Park East, Los Angeles, California 90067-3101 Attention: Secretary, telecopy number 310-551-4366, or to such other address or telecopy number as any party may have furnished to the other in writing in accordance herewith.

                                     Schedule 13D
                                  (Amendment No. 9)
          CUSIP No. 016900 10 2                        Page 17 of 19 pages
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                    Section 8.  Binding Effect; Survival.  Upon execution
          and delivery of this Agreement by TI, this Agreement shall become effective as to the Shareholder at the time the Shareholder executes and delivers this Agreement. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, personal representatives, successors and assigns.


                    Section 9. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania applicable to agreements made and to be performed entirely within such Commonwealth.


                    Section 10. Counterparts. This Agreement may be executed in two counterparts, both of which shall be an original and both of which together shall constitute one and the same agreement.


                    Section 11. Effect of Headings. The Section headings herein are for convenience of reference only and shall not affect the construction hereof.


                    Section 12. Additional Agreements; Further Assurance. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement. The Shareholder will provide TI with all documents which may reasonably be requested by TI and will take reasonable steps to enable TI to obtain all rights and benefits provided it hereunder.


                    Section 13. Amendment; Waiver. No amendment or waiver of any provision of this Agreement or consent to departure therefrom shall be effective unless in writing and signed by TI and the Shareholder, in the case of an amendment, or by the party which is the beneficiary of any such provision, in the case of a waiver or a consent to depart therefrom.


                     [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                     Schedule 13D
                                  (Amendment No. 9)
          CUSIP No. 016900 10 2                        Page 18 of 19 pages
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                    IN WITNESS WHEREOF, this Agreement has been duly
          executed by the parties hereto all as of the day and year first above written.

                                             Teledyne, Inc.


                                             By DONALD B. RICE
                                                --------------------------
                                             Name: Donald B. Rice
                                             Title: President and Chief
                                                    Operating Officer

          R. P. SIMMONS
          --------------------
          Shareholder


          Address:       Allegheny Ludlum Corporation
                         1000 Six PPG Place
                         Pittsburgh, PA 15222



          Number of Shares:  16,262,785

                                     Schedule 13D
                                  (Amendment No. 9)
          CUSIP No. 016900 10 2                        Page 19 of 19 pages
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                                                                    ANNEX A



                                   [Form of Proxy]

                                  IRREVOCABLE PROXY



                    In order to secure the performance of the duties of the undersigned pursuant to the Shareholder Agreement, dated as of April 1, 1996 (the "Shareholder Agreement"), between the undersigned and Teledyne, Inc., a Delaware corporation, a copy of such agreement being attached hereto and incorporated by reference herein, the undersigned hereby irrevocably appoint(s) ______________ and ________________, and each of them, the attorneys, agents and proxies, with full power of substitution in each of them, for the undersigned and in the name, place and stead of the undersigned, in respect of any of the matters set forth in clauses (i) and (ii) of Section 1 of the Shareholder Agreement, to vote or, if applicable, to give written consent, in accordance with the provisions of said Section 1 and otherwise act (consistent with the terms of the Shareholder Agreement) with respect to all shares of Common Stock, par value $0.10 per share (the "Shares"), of Allegheny Ludlum Corporation, a Pennsylvania corporation (the "Company"), whether now owned or hereafter acquired, which the undersigned is or may be entitled to vote at any meeting of the Company held after the date hereof, whether annual or special and whether or not an adjourned meeting, or, if applicable, to give written consent with respect thereto. This Proxy is coupled with an interest, shall be irrevocable and binding on any successor in interest of the undersigned and shall not be terminated by operation of law upon the occurrence of any event, including, without limitation, the death or incapacity of the undersigned. This Proxy shall operate to revoke any prior proxy as to the Shares heretofore granted by the undersigned. This Proxy shall terminate on September 30, 1996. This Proxy has been executed in accordance with Section 1759(d) of the Pennsylvania Business Corporation Law.



          Dated:                             ______________________________


          Dated:                             ______________________________